UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 5)*

Odyssey Marine Exploration, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

676118201
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) **FourWorld Capital Management LLC**	
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3. SEC USE ONLY	
4. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
	6. SHARED VOTING POWER 2,701,918
	7. SOLE DISPOSITIVE POWER 0
	8. SHARED DISPOSITIVE POWER 2,701,918

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,701,918	
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]	
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.85%	
12. TYPE OF REPORTING PERSON (see instructions) OO,IA	

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) **FourWorld Global Opportunities Fund, Ltd.**

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,355,941
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,355,941

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,355,941

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.95%

12.	TYPE OF REPORTING PERSON (see instructions) CO

1. NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) **John Addis**	

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
	6. SHARED VOTING POWER 2,701,918
	7. SOLE DISPOSITIVE POWER 0
	8. SHARED DISPOSITIVE POWER 2,701,918

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,701,918

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (see instructions) [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    13.85%

12. TYPE OF REPORTING PERSON (see instructions)

    HC

Item 1. (a) Name of Issuer

Odyssey Marine Exploration, Inc.

(b) Address of Issuer's Principal Executive Offices

205 S. Hoover Blvd., Suite 210, Tampa, FL, 33609

Item 2. (a) Name of Person Filing

FourWorld Capital Management LLC
FourWorld Global Opportunities Fund, Ltd.
John Addis

(collectively, the "Filers").

(b) The address of the principal place of the Filers:

FourWorld Capital Management LLC
7 World Trade Center, Floor 46
New York, NY 10007

FourWorld Global Opportunities Fund, Ltd.
C/O Mourant Governance Services (Cayman) Limited
94 Solaris Avenue
PO Box 1348c
Grand Cayman
Camana Bay KYKY1-1108

John Addis
7 World Trade Center, Floor 46
New York, NY 10007

(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d) Title of Class of Securities

Common Stock, par value $.0001 per share

(e) CUSIP Number

676118201

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The securities reported in this Schedule 13G that are beneficially owned by FourWorld Capital Management LLC are directly owned by advisory clients of FourWorld Capital Management LLC. Other than the reporting persons listed herein, none of such persons individually own more than 5% of the Issuer's outstanding shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

Exhibit A Joint Filing Agreement.


SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

FourWorld Capital Management LLC

By: /s/ John Addis
Name: John Addis
Title: Managing Member

FourWorld Global Opportunities Fund, Ltd.

By: /s/ John Addis
Name: John Addis
Title: Director

John Addis

By: /s/ John Addis

EXHIBIT A
AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13G

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: February 14, 2023

FourWorld Capital Management LLC

By: /s/ John Addis
Name: John Addis
Title: Managing Member

FourWorld Global Opportunities Fund, Ltd.

By: /s/ John Addis
Name: John Addis
Title: Director

John Addis

By: /s/ John Addis